FILED BY BLACKROCK TCP CAPITAL CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK TCP CAPITAL CORP.
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00899

On November 2, 2023, BlackRock TCP Capital Corp. (“TCPC”) held a conference call to discuss TCPC’s financial results for the quarter ended September 30, 2023. The conference call contained information regarding TCPC’s proposed merger (the “Merger”) with BlackRock Capital Investment Corporation (“BCIC”). The following is a transcript of TCPC’s November 2, 2023 conference call.

CORPORATE SPEAKERS:

Katie McGlynn
BlackRock TCP Capital Corp.; Director of Investor Relations
Rajneesh Vig
BlackRock TCP Capital Corp.; Chairman and Chief Executive Officer
Philip Tseng
BlackRock TCP Capital Corp.; President and Chief Operating Officer
Erik Cuellar
BlackRock TCP Capital Corp.; Chief Financial Officer

PARTICIPANTS:

Robert Dodd
Raymond James; Analyst
Christopher Nolan
Ladenburg Thalmann; Senior Vice President
Ryan Lynch
Keefe, Bruyette & Woods; Managing Director, Equity Research

PRESENTATION:

Operator^  Ladies and gentlemen. good afternoon. Welcome everyone to BlackRock TCP Capital Corp.’s third quarter 2023 Earnings Conference Call. Today’s conference call is being recorded for replay purposes. (Operator Instructions) And now I would like to turn the call over to Katie McGlynn, Director of the BlackRock TCP Capital Corp. Investor Relations team. Katie, please proceed.

Katie McGlynn^  Thank you, [Alex]. Before we begin, I’ll note that this conference call may contain forward-looking statements based on the estimates and assumptions of management at the time of such statements and are not guarantees of future performance.

Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those projected. Any forward-looking statements made on this call are made as of today and are subject to change without notice.

Additionally, certain information discussed and presented may have been derived from third-party sources and has not been independently verified. Accordingly, we make no representation or warranty with respect to such information.

Earlier today we issued our earnings release for the third quarter ended September 30, 2023. We also posted a supplemental earnings presentation to our website at www.tcpcapital.com.

To view the slide presentation, which we will refer to on today’s call, please click on the Investor Relations link and select Events & Presentations.These documents should be reviewed in conjunction with the Company’s Form 10-Q, which was filed with the SEC earlier today. I will now turn the call over to our Chairman and CEO, Raj Vig.

Rajneesh Vig^  Thanks, Katie, and thank you all for joining us for TCPC’s third quarter 2023 earnings call. I will begin the call with a review and reminder of our post-merger with our affiliate BDC, BlackRock Capital Investment Corporation. That was recently announced in September. I will then cover the overview of our third quarter results before turning the call over to our President and Chief Operating Officer, Phil Tseng, who will provide an update on our portfolio and investment activity.

Our CFO, Erik Cuellar will then review our financial results as well as our capital and liquidity positioning in greater detail. I will then close out our prepared remarks with a few final comments before we take your questions.

On September 6, 2023, we announced a proposed merger of TCPC with BlackRock Capital Investment Corp, or BCIC. As highlighted at the time of the announcement, the proposed transaction is a very logical and natural strategic next step in the growth and evolution of BlackRock’s BDC platform and the broader $81 billion global private debt business at BlackRock.

What’s especially compelling about the merger, it combines two very similar portfolios that we know well as our collective investment team has been managing both portfolios for many years now.

We believe the proposed merger position is a combined company for sustained growth and will create meaningful value for TCPC shareholders.

As a reminder, the transaction is expected to result in a combined company that benefits from operational cost energies, enhanced scale, and better access to capital on improved terms. We also anticipate that the transaction will be accretive to NII.

Importantly, our proven investment strategy and overall approach to investing will not change and the Officers of TCPC will remain Officers of the combined company following the close of the transaction. The transaction will be a NAV for NAV exchange, that will result in an ownership split of the combined company that is proportional to each of TCPC’s and BCIC’s respective net asset values subject to each company’s shareholder approvals, customary regulatory approvals, and any other necessary closing conditions.

BCIC shareholders will receive newly issued shares of TCPC common stock based on the ratio of BCIC’s net asset value per share, divided by the TCPC net asset value per share, each determined shortly before closing.

As an added reminder, TCPC’s Advisor, BlackRock is supporting the transaction with several shareholder friendly measures, including a reduction in the management fee from 1.5% to 1.25% for assets equal to or below 200% of net assets. Net investment income coverage via a waiver of advisory fees for any of the first four quarters ending -- following the verge of closing. In the event net investment income in any such quarter is less than $0.32 per share up to a maximum of the advisory fees earned during such quarter.

And finally, BlackRock has agreed to cover 50% of the merger costs for both companies up to a combined capital of $6 million assuming shareholder approval for the transaction.

We expect the transaction to close in the first quarter of 2024, subject to shareholder and regulatory approvals and customary closing conditions. Now let’s get back to the normal programming in a review of highlights from the current quarter.

For the third quarter of 2023, TCPC delivered net investment income of $0.49 per share, representing a 17% increase year-over-year and an approximate 15.3% annualized net investment income return on equity. Given the floating rate nature of our portfolio and the higher proportion of our liabilities are fixed rate, our net investment income continues to benefit from higher base rates as well as marginally wider spreads.

Our run rate NII at the end of the third quarter was again among the highest in TCPC’s history as a public company.

Our Board of Directors today declared fourth quarter dividend of $0.34 per share which is consistent with the third quarter and inclusive of the two dividend increases declared by the board over the last four quarters. The fourth quarter dividend is payable on December 29 to shareholders of record on December 15.

In addition, as an acknowledgement of TCPC’s strong earnings to date, the board announced an additional $0.25 per share of special dividend, also payable on December 29 to shareholders of record on December 15.

We have always taken a disciplined approach to the dividend with an emphasis on stability and strong coverage from our recurring investment income.

And as a reminder, throughout TCPC’s history, we have consistently covered our dividends with recurring net investment income. In a few minutes, Phil will discuss our third quarter investment activity in more detail, but in summary, we saw a modest pick-up in transactions towards the end of the quarter, although volumes remain muted in this uncertain environment.

We remain disciplined and consistent with our historical activity, invested in only a small percentage of the opportunities we reviewed in the quarter. And given the slowdown in private equity deal volumes, we are reminded of the benefits of our channel agnostic approach to deal sourcing.

Our pipeline benefits from our direct relationships with management teams and other industry participants developed over our more than 23 years of lending to the middle market across various cycles and our ability to draw upon the power of the BlackRock platform.

Our NAV declined 1.7% during the quarter, primarily reflecting unrealized markdowns on six positions, which Erik will discuss in more detail. The majority of these unrealized marks in this quarter reflect general market volatility and some isolated performance challenges. Importantly, we remain confident in the long-term performance of these investments and our portfolio in general.

The credit quality of our portfolio remains solid, with loans to just three portfolio companies on non-accrual, as at the end of the third quarter totaling 1.1% of total investments at fair value.

We believe we are well positioned to continue to deliver solid results given that our team has one of the longest track records in direct lending of any of the publicly traded BDCs.

While we do not have an explicit forward beyond rates, we do believe we will be in a slower growth and elevated rate environment for the foreseeable future with a range of macroeconomic uncertainties persisting. This in periods like this that our historical experience and deep industry knowledge continue to provide us an advantage and have resulted in strong results throughout various market cycles.

As a reminder, our team has also had a direct experience in special situations investing which we believe positions us well to navigate more complex market environments as we have demonstrated in prior periods of market volatility.

Looking back at our historical performance as a public company, since 2012, we have generated a 10.3% annualized return on invested assets and a total annualized return of 9.6% much of which we have delivered while base rates were substantially lower than they are today.

We believe this performance remains at the high end of our peer group and it reflects our ability to consistently identify attractive opportunities at premium yields and deliver exceptional returns to our shareholders across market cycles. Now let me turn it over to Phil to discuss our investment activity and portfolio positioning.

Philip Tseng^  Thanks, Raj. I’ll start with a few comments on the investment environment before providing an update on our portfolio and highlights from our investment activity during the third quarter.

As Raj noted, economic uncertainty has driven a slowdown in market transaction volumes this year. However we saw modest pickup in transaction volumes towards the end of the third quarter as continued into the fourth quarter to-date.

We are seeing pockets of activity including in non-sponsor opportunities and refinancing to support the existing portfolio companies. However we remain disciplined and continue to pass on the substantial number of less attractive opportunities coming to market, particularly when we believe that pricing does not appropriately reflect the current market conditions or in terms of not providing adequate lender protections.

In the third quarter, TCPC invested $92 million, but significantly from the $17 million invested in the second quarter. Deployment of the quarter included loans to four new and four existing companies, primarily in senior secured loans.

In reviewing new opportunities, we emphasize transactions when we are positioned as a lender of influence, which enables us to leverage our two decades of experience in negotiating field terms and conditions that we believe provide meaningful downside protection.

We believe this has been a key factor in the low realized loss rates over our long-term track record. In addition, our industry specialization, which are borrower’s value as well, provides two key benefits. First, it bolsters our ability to assess and effectively mitigate in our underwriting, and when we negotiate terms in credit documentation.

Second, it expands our deal sourcing capabilities with sponsors and non-sponsors who value our industry experience, which lend itself to more reliable execution.

Follow-on investments in existing holdings continue to be an important source of opportunity for us. About half of dollars deployed over the last 12 months and in the third quarter were with the existing portfolio companies. TCPC’s largest new investment during the third quarter with a senior secured first lien term loan to Nephron Pharmaceuticals to support the company’s future growth initiatives. Nephron developed safe, affordable, generic inhalation solutions and suspension products.

We view this investment being aligned with our overall approach to healthcare lending, that is, focusing on companies that are lowering the overall cost of healthcare or building efficiencies in the system. New investments in the third quarter were offset by total dispositions of $126 million.

Our emphasis is on companies with established business models and proven core customer bases that make them more resilient. We continue to closely monitor and engage in dialogue with our existing portfolio companies.

As a result, we assess both current and projected performance relative to our original underwriting assumptions, enabling us to get ahead of any potential credit issues.

The majority of our portfolio companies are successfully navigating the higher rate environment, inflation and the general uncertainty in the economy, and they continue to deliver revenue growth and margin expansion.

We are working closely with the management team and owners of the handful of companies that are facing slower revenue growth for margin pressure. However we recently completed our quarterly review process, and are pleased to report that our portfolio remains in good shape.

At quarter end, our portfolio has fair market values of approximately $1.6 billion. 89% of our investments were saved secure debt spread across a wide range of industries, providing portfolio diversity and minimizing concentration risk.

We also continue to emphasize companies in less cyclical industries. The portfolio at quarter end consisted of investments in 143 companies, and our average portfolio company investment was $11 million.

As the chart on Slide Seven of the presentation illustrates, our recurring income is distributed broadly across our portfolio, and is not relying on income from any one company. In fact, more than 90% of our portfolio companies each contribute less than 2% to our recurring income. 86% of our debt investments are firstly provided significant downside protection. And 95% of our debt investments are floating rate and important benefits in this higher rate environment.

The overall effective yield in our debt portfolio increased to 14.1% compared with 11.3% one year ago, reflecting the benefit of higher base rate and wider spread on new investments. Investments in new portfolio companies during the quarter had a weighted average effective yield of 14.8%, exceeding the 12.7% weighted average effective yield on exited positions.

While we observed some contraction in market spread in the third quarter relative to earlier in the year, we continue to benefit from a more lender friendly investment environment overall with improvements in both pricing and terms relative to 12 months ago.

Post quarter end, we have seen a modest take of an activity and have been investing selectively, maintaining our underwriting discipline, while being mindful of the lingering inflationary environment.

We emphasize companies that provide a necessary service or product to their customers such that they are more resilient across market cycles. It’s also important to note that we do not in the right profession.

We seek to build insufficient buffers to ensure companies can withstand changes in the macro environment, including higher costs without impairing the ability to service our loans.

Our pipeline is building and the yields on investments in our pipeline are generally aligned with our current portfolio. To date, we have had no prepayment income in the fourth quarter. Let me now turn it over to Erik to walk through our financial results as well as our capital and liquidity position.

Erik Cuellar^  Thank you, Phil. As Raj noted earlier, our net investment income in the third quarter benefited from the increase in base rates over the last 18 months. Net investment income of $0.49 was up 17% versus the third quarter of 2022 and exceeded the third quarter dividend of $0.34 per share.

Today we declared our fourth quarter dividend of $0.34 per share and a supplemental dividend of $0.25 per share.

We remain committed to being a sustainable dividend that is fully covered by net investment income regardless of the interest rate environment, as we have done consistently over the last 11.5 years.

Investment income for the third quarter was $0.94 per share. This included recurring cash interest of $0.82 per share, recurring discount and fee amortization of $0.30, and fixed income of $0.02. Fixed income remains in line with the average over our history. Investment income also included $0.02 of dividend income.

Operating expenses for the third quarter were $0.34 per share and included interest and other debt expenses of $0.21 per share.

Incentive fees in the quarter totaled $6.0 million for $0.10 per share. Net realized losses for the quarter were $129,000 for less than a penny per share. Net unrealized losses in the third quarter totaled $15 million or $0.27 per share. Primarily reflecting unrealized mark downs on our investments in in Edmentum, Khoros, McAfee, 36th Street Capital, Highland, and CIBT.

As Raj noted earlier, unrealized losses in the quarter were primarily driven by overall market volatility coupled with a few isolated company specific performance challenges. Unrealized losses were partially offset by a 3.2 million of unrealized gains on our investment in Astra acquisition. The net increase in that assets for the quarter was $12.8 million, or $0.22 per share.

As a reminder, we have a robust valuation process, and substantially all of our investments are valued every quarter using prices provided by independent third-party sources. These include quotation services and independent valuation services.

This process is also subject to rigorous oversight, including back testing on every disposition against our valuation.

As Raj noted, the credit quality of our overall portfolio remains strong.

Only three portfolio companies were on non-accrual at the end of the third quarter, representing 1.1% of the portfolio of much fair value, and 1.7% at cost.

Turning now to our liquidity, our balance sheet positioning remains solid, and our total liquidity increased to $353 million at the end of the quarter, relative to our total investments of $1.6 billion. This included available leverage of $261 million and cash of $92 million. Unfunded loan commitments to portfolio companies at quarter end equals 4% of total investments for approximately $57 million, of which only $35 million were involved with commitments.

Our diverse and flexible leverage program includes two low-cost credit facilities, two unsecured health insurances and SBA program. Earlier this month, Moody’s reaffirmed TCPC’s investment grade rating with a stable outlook.

Our unsecured debt continues to be investment grade rated by both Fitch and Moody.

Given the modest size of each of our debt issuances, we are not overly reliant on any single source of financing.

Our maturity remains well added. Additionally, we are comfortable with our current mix of secure and unsecured financing and do not have any media financing needs.

Combined, the weighted average interest rate on our outstanding borrowings decreased during the quarter into 4.24%. That is an increase of only 98 basis points over the last 21 months, while base rates increased more than 525 basis points during that same period. This is the result of having over 70% of our borrowings from fixed-rate sources. Now, I’ll turn the call back over to Raj.

Rajneesh Vig^  Thanks, Erik. Even as market volatility persists, we are confident in our proven strategy and approach to investing.

We believe we have demonstrated a consistent ability to execute in both periods of economic growth and contraction, which has enabled us to deliver outstanding long-term returns to our shareholders and also makes us a reliable partner for our borrowers.

Furthermore, we are excited about the merger with BCIC and believe the transaction will further amplify our strengths and provide numerous benefits. With that Operator, please open the call to questions.

Operator^  (Operator Instructions) Our first question for today comes from Robert Dodd of Raymond James. Robert, your line is now open. Please go ahead.

Robert Dodd^  Hi. Guys. On the pipeline question, I mean you talked about a little bit of pickup activity after quarter-end, but that’s actual investing. What about the more preliminary stages of the pipeline? Are you seeing that build towards maybe closing in Q4 or are you seeing any evidence of an increase in activity at the moment?

Philip Tseng^  Yes. Thanks, Robert. This is Phil. So, I’d say in the earlier stages of the pipeline, we are definitely seeing that more robust than in the prior quarters, whether that means deals will close in Q4 or we’re still into the early parts of ‘24, still TBD.

But I think what it does pose is a good solid pipeline for ‘24. I think that you can assume. That’s something that we’ve been thinking more about as we see the rate certainty be a little bit more visible given what the Fed just communicated yesterday and has been alluding to in terms of starting to really hitting us at the ceiling.

Whether rates come up once or twice more, obviously depends, but I think the certainty over the near-term horizon probably will lead to more transactions happening, whether it’s M&A or orders feeling like. Now, maybe good opportunities start investing in growth again but I think that should be encouraging for our pipeline going to ‘24.

Robert Dodd^  Got it. Thank you. Then on the credit and maybe sponsored discussions, et cetera, I mean Perch, a new non-accrual this quarter, markdown a bit. You’ve talked about Highland in the past, but then on the flip side, Astra which was mark up, a decent chunk this quarter.

So could you give us any color on where things are struggling and to your point where a handful of companies are seeing slow revenue growth?

Are the sponsors responding as normal or is there any change in the dynamics in your discussion with sponsors where they exist for the companies that might be having a little bit more of a difficult time?

Rajneesh Vig^  Yes, Robert, it’s Raj. I’m going to try to take that as one question because there’s a lot in there, but we’ll try to cover a bunch of those.

So big picture, there’s no thematic, the names you mentioned are all very individual stories and we can cover them. There’s no sort of thematic portfolio-wide issue that is a general theme, even though there are obviously thematic issues in the macro economy. The sponsor question is a good one.

I will tell you that we’ve mentioned this in the past couple of times and I think we continue to see this. For the most part, the sponsors have been doing a good, there’s been a good collective and constructive dialog. And again I think the steps from everyone really looking at the environment as with some uniform view, which is higher rates and lower growth.

In that environment, it’s all about promoting liquidity and longevity, either organically or supplementing it where it’s needed.

And I think there has been a good general observation of sponsors doing right things by their companies, whether that’s cost-cutting more aggressively, certainly reducing discretionary items on the investing side if the ROI and the growth isn’t coming from that.

It has met in numerous cases infusions of liquidity. So I think broadly speaking, we’ve had a good dialog with the sponsors we work with, but keep in mind we’re not a sort of a broad sponsor shop.

It’s more folks that we’ve done a lot of deals with over the years. I think for the names you mentioned, and there are very, very, very idiosyncratic things in general. I would say the Perch and the Amazon aggregators is a little bit more of a general industry weakness, kind of in a consumer discretionary realm. It doesn’t make us change our view on the long-term prospects and the thesis.

It just means that in certain cases these companies that had a certain expectation of growth, where that may not be to their expectations, have to do different things individually or in a collective fashion, and we’re sort of going to stay tuned on that.

We kind of leave it there, but generally I think they’re all looking at trying to mature scale, and cost cut in a way that’s expected and proactive.

Highland, we’ve talked about a number of times. Astra, just for your information, is a publicly traded name, so that valuation move is really just a quote. Then other names like Edmentum, 36th Street, and others we can talk about, but I think there’s very much a similar story that’s company specific, not necessarily portfolio-wide.

Robert Dodd^  Got it. Thank you.

Operator^  (Operator Instructions) Our next question comes from Christopher Nolan of Ladenburg Thalmann. Christopher, your line is now open. Please go ahead.

Christopher Nolan^  Hi,guys. For the acquisition in the deck, the pro forma net leverage was, following the deals, 0.96. Given the changes in the market, do you expect that to continue? Are you saying by that projection or has market conditions changed that?

Philip Tseng^  Chris, your question on the disclosures on the pro forma numbers, those are being off of 6/30 leverage levels for both TCPC and BCIC. If you notice, TCPC’s leverage level came down at 9/30, right about what that pro forma number was.

So on a pro forma level, right now it would be a little bit lower, our VO, our leverage or range at which we plan to leverage for the combined company doesn’t change. It will fluctuate quarter-over-quarter, but likely to stay within the range that it’s been for TCPC over time.

Christopher Nolan^  Great. I mean then I guess a follow-up question. How is solar? That’s unusual holding. It’s sort of been zero coupon for a long time. I noticed that it’s maturing, and these pieces of it are maturing in the fourth quarter. Is the plan simply to extend that investment? And if so, it’s zero coupon. So what’s the status there, please?

Rajneesh Vig^  Yes. That’s quite an old one. It’s a residual position on something that we generally exited, but has a longer tail of -- it’s kind of a liability participation and it’s it just have to run out.

So there’s no plan to extend it. There’s no entity there other than these obligations that are going to run their course In a staggered fashion they run through I want to say 24, but you should see that exposure continue to whittle down to -- it’s pretty de minimis now, but continue to whittle down and run off, but there’s no plan on re-opening or extending at all.

Christopher Nolan^  Great. That’s it for me. Thank you very much.

Rajneesh Vig^  Thank you.

Operator^  Thank you. At this time currently have no further questions. My apologies we do have a question from Ryan Lynch of KBW. Your line is now open. Please go ahead.

Ryan Lynch^  Hi, thanks for taking my questions. First one I just had was, was there any material amendment made in the quarter that were performance related for any. I just loved it if there were can you just talk about what was the nature of those amendments? Was there any support in conjunction those amendments from the private equity sponsor?

Rajneesh Vig^  Yes. I’m going to try to answer that in a generalist way because a lot of these are tend to be confidential items. But keep in mind for us and covenants are really built to be kind of risk mitigate circuit breakers. There it when things are a little weaker and growth is slower whatever the case is.

We expect them to be a either get close to our breach That doesn’t mean that we at those levels we’re viewing the credit as challenged. It’s just the structure to be a chance to get back in and discuss and review the situation. So in numerous cases that’s happening as it’s supposed to.

And as I mentioned in the answer earlier, in some cases that has led to not doing very much because it’s not an issue, it’s just a reset and we’re comfortable. In some cases that has led to infusions where we think that’s appropriate and discussions with the owner whether it’s a sponsor or not.

And in some cases we may reset the covenants, take an economic view, as long as the credit is considered not compromised. So it ranges quite a bit inclusive of cash infusions.

But I think that in all steps from the ability to think about structuring these at the front end in a defensive way and then leveraging covenants as one of the tools to allow us to do our job of protecting principal. That’s been our main and most important job in this type of business.

Ryan Lynch^  Okay understood. Then your prepared comments. You mentioned about approximately half of the dollars deployed over the last 12 months, which also included in the third quarter were two existing portfolio companies.

Could you kind of just give a ballpark of generally what are those proceeds being used for? Are they just refinance existing debt packages you have in these borrowers? Are they for new growth or dividend recaps?

Just love to kind of get a good framework of when you’re investing in the existing borrow on the last 12 months. What are the use of those proceeds?

Philip Tseng^  Yes. Thanks, Ryan. This is Phil. So in every single one of those cases where we do provide additional financing for public companies. There are always healthy situations, obviously because we’re willing to, based on the performance that we’ve observed over the years that these companies have been our portfolio, we feel very comfortable extending additional credit.

And in large part, it’s for add-on acquisitions primarily. There are some situations where they’re continuing to grow their business, investing organic growth rather than inorganic acquisitions.

Then in a very small sense, probably some dividend recap capacity. But again these are all for performing situations, are very well performing where we feel like they have additional tech capacity. Good example of that is our companies that have de-levered substantially over the time that they’ve been in our portfolio. And based on our analysis, we view that they have additional tech capacity that we’re very willing to participate in and help facilitate.

Ryan Lynch^  Okay. My final question I had was sizable special dividend made in the third quarter, a very large spend in the fourth quarter. I would just love to hear dividend covered (inaudible) it’s remained really strong over your core dividend next year, as far as estimates and consensus.

It’s an expectation that you will continue to pay out some level of special dividend on a quarterly basis if earnings stay within this range, and that special dividend will obviously vary from time-to-time, or is this more of a year-end sort of true up you did the last two quarters?

Rajneesh Vig^  So let me try to take that one. I think the -- certainly we don’t want people to take the special as a forecast of a repeating special, because then it’s not a special anymore.

So I do think we are looking at this as one way to give value back to the shareholders in a more concentrated fashion.  Obviously we’ve -- it’s not the only thing we’ve done. We’ve also done some dividend raises, which should be seen as recurring.

We are more frequently and periodically and more frequently assessing the dividend and other tools to return value to the shareholders. The merger is actually another form of that as well as we think about benefits that accrue from that.

But our Board, we do a review, a thorough review with our Board around the business, where it’s going, the current prospects, and maintaining a dividend that is healthy but also very well covered so we don’t find ourselves in a position to take it up and then to take down, which I think will be not received well.

So it’s a long way of saying we’re going to continue to assess the conditions are very good. Obviously you can tell by the NII over the last few quarters. The portfolio looks like it’s in good shape and the market is pretty attractive.

I think you can just -- and obviously we have a transaction that we’re looking to close and we’ll revisit all of it as we do a recorder under the new co-dynamic versus just TCP to the standalone. And as we do that, we will come back and convey our thoughts to the market and where we can give more to the shareholders. We’re going to continue to focus on that.

I would just encourage you not to take any one-time item as a recurring item. It’s the reason we put it as a one-time. In part, there is a year-end dynamic that tied to our over earning the dividend quite a bit through the year that ties into this one as well.

Ryan Lynch^  Okay. Understood. I appreciate the time today.

Rajneesh Vig^  Thanks, Ryan.

Operator^  Thank you. At this time, we currently have no further questions. So, I’ll hand back to Raj Vig for any further remarks.

Rajneesh Vig^  We appreciate your participation on today’s call. I would like to thank our team for all of the continued hard work and dedication. I would also like to thank our shareholders and capital partners for your confidence and your continued support. Thanks for joining us. This concludes today’s call.

Operator^  Thank you for joining today’s call. You may now disconnect your lines.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the merger of BCIC with and into a wholly owned, indirect subsidiary of TCPC (the “Merger”). The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. BCIC and TCPC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It
This communication relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed with the SEC a registration statement on Form N-14 (the “Registration Statement”), which includes a joint proxy statement of BCIC and TCPC and prospectus of TCPC (the “Joint Proxy Statement”). The Joint Proxy Statement and Registration Statement contain important information about BCIC, TCPC, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.
Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation
BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.